UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For May 26, 2006



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated May 26, 2006 - Holding(s) in Company



NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

Bunzl plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC through its subsidiary companies

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

REGISTERED HOLDER                          ACCOUNT                   NO. OF
                                       DESIGNATION                   SHARES

Bank of New York                                                     24,998
Barclays Capital Nominees Ltd                                       717,440
Barclays Capital Nominees Ltd                                       734,716
Barclays Capital Nominees Ltd                                       132,381
Barclays Global Investors Canada                                     22,053
Barclays Trust Co R69                                                 8,089
BOISS Nominees Ltd                          4224361                 209,553
Chase Nominees Ltd                            16376                 168,637
Chase Nominees Ltd                            28270                 118,581
Gerrard Nominees Ltd                         659481                     388
Gerrard Nominees Ltd                         660302                   2,333
Gerrard Nominees Ltd                         660632                   1,555
Gerrard Nominees Ltd                         660758                   5,055
Gerrard Nominees Ltd                         660851                   9,333
Gerrard Nominees Ltd                         768557                   3,550
Gerrard Nominees Ltd                         781271                   2,722
Greig Middleton Nominees Limited (GM1)                                8,476
Investors Bank and Trust Co                                           2,729
Investors Bank and Trust Co                                          81,313
Investors Bank and Trust Co                                         105,154
Investors Bank and Trust Co                                       1,004,207
Investors Bank and Trust Co                                           9,724
Investors Bank and Trust Co                                           5,583
Investors Bank and Trust Co                                           3,602
Investors Bank and Trust Co                                          32,267
Investors Bank and Trust Co                                          60,590
Investors Bank and Trust Co                                          14,220
Investors Bank and Trust Co                                          31,616
Investors Bank and Trust Co                                       1,779,200
Investors Bank and Trust Co                                         357,448
Investors Bank and Trust Co                                          20,742
JP Morgan (BGI Custody)                       16331                  90,230
JP Morgan (BGI Custody)                       16338                  20,479
JP Morgan (BGI Custody)                       16341                 198,174
JP Morgan (BGI Custody)                       16342                  43,972
JP Morgan (BGI Custody)                       16400               3,220,312
JP Morgan (BGI Custody)                       18408                  15,867
JP Morgan Chase Bank                                                 37,117
JP Morgan Chase Bank                                                  9,147
JP Morgan Chase Bank                                                 46,872
JP Morgan Chase Bank                                                 15,792
JP Morgan Chase Bank                                                 49,766
JP Morgan Chase Bank                                                189,393
JP Morgan Chase Bank                                                 33,619
JP Morgan Chase Bank                                                  2,415
JP Morgan Chase Bank                                                  3,382
JP Morgan Chase Bank                                                 32,168
JP Morgan Chase Bank                                                 21,413
JP Morgan Chase Bank                                                  3,575
JP Morgan Chase Bank                                                 11,075
Mellon Trust - US Custodian/                                         24,470
Mitsui Asset                                                          5,340
R C Greig Nominees Ltd                                              268,352
R C Greig Nominees Ltd A/C                       AK1                333,870
R C Greig Nominees Ltd A/C                       BL1                  7,685
R C Greig Nominees Ltd A/C                       CM1                  2,873
R C Greig Nominees Ltd A/C                       GP1                  8,339
R C Greig Nominees Ltd A/C                       SA1                  4,174
State Street Bank & Trust Co                                         11,011
State Street Boston                                                 179,552
Trust & Custody Services Bank                                           802
Trust & Custody Services Bank                                         3,363

TOTAL                                                            10,572,854

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

3.04%

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

Ordinary Shares of 32 1/7p

10. Date of transaction

23 May 2006

11. Date company informed

26 May 2006

12. Total holding following this notification

10,572,854

13. Total percentage holding of issued class following this notification

3.04%

14. Any additional information

n/a

15. Name of contact and telephone number for queries

Mrs A Matthews - 020 7495 4950

16. Name and signature of authorised company official responsible for making this notification

Mr P N Hussey, Company Secretary


Date of notification


26 May 2006


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  May 26, 2006                           By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer